November 27, 2002

Dear Shareholder:

I am pleased to inform you that California Independent Bancorp is offering to purchase up to 200,000 shares of its common stock from its shareholders through a tender offer. The purchase price will be not less than $22.00 nor more than $25.00 per share.

We are making this offer for two reasons: 1. To provide liquidity for shareholders wishing to sell their shares; and 2. To attempt to increase the per share value of the Company for continuing shareholders, as a part of a plan to enhance shareholder value (although there can be no guarantee that this value will increase).

The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range of $22.00 to $25.00, at which you are willing to sell your shares to the Company.

The Company will select the Purchase Price that will allow it to buy 200,000 shares (or such lesser number of shares as are properly tendered) at prices not less than $22.00 nor more than $25.00 per share. If you tender your shares, this will also include the recently announced common stock purchase rights associated with each share. All shares which are validly tendered at prices at or below the Purchase Price, and are not properly withdrawn on or prior to the Expiration Date, will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration, conditional tender and odd lots provisions.

All other shares which have been tendered and not purchased will be returned to the shareholder. The tender offer is not conditioned on any minimum number of shares being tendered. Repurchase of 200,000 shares would reduce the number of shares outstanding by approximately 9.0% of the outstanding shares.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Neither the Company nor its Board of Directors, Information Agent or Depository makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 5:00 p.m., EST, on December 30, 2002, unless extended by the Company.

                                          Sincerely,

                                          John I. Jelavich
                                          President and Chief Executive Officer
Enclosures